

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 8, 2009

Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONSOL Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 17, 2009**
> **Schedule 14A Filed March 23, 2009**
> **Response Letter Dated April 14, 2009**
> **Response Letter Dated July 2, 2009**
> **File No. 1-14901**

Dear Mr. Lyons:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director